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                             June 13, 2022

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, FL 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 3, 2022
                                                            File No. 024-11852

       Dear Mr. Ogorek:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed June 3, 2022

       General

   1. Please file an updated independent auditor consent as an exhibit to your offering statement.
 Paul Ogorek
FirstName  LastNamePaul
PGD Eco Solutions, Inc. Ogorek
Comapany
June       NamePGD Eco Solutions, Inc.
     13, 2022
June 13,
Page 2 2022 Page 2
FirstName LastName
       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      John Brannelly